Exhibit 99.21

March 30, 2011

CONSENT OF CAMERON SCOTT

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2010 (the ‘Annual Report’), I, Cameron Scott, P.Eng., Principal Geotechnical Engineer (SRK Consulting (Canada), Inc.), hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration statement on Form S-8 (File No. 333-128128), of the following:

1.	Geotechnical review of the Pascua-Lama Project;
2.	Technical report dated October 28, 2009, entitled “Amended NI 43-101, Technical Report, Pascua-Lama Project, Region III, Chile / San Juan Province, Argentina” addressed to Silver Wheaton Corp.

Yours truly,

/s/ Cameron Scott
Cameron Scott, P.Eng.
Principal Geotechnical Engineer
SRK Consulting (Canada), Inc.